MFS Investment Management 111 Huntington Avenue Boston, Massachusetts 02199 T +1 617 954 5000

April 2, 2018

Mutual of America Life Insurance Company

320 Park Avenue

New York, NY 10022

Re: MFS Variable Insurance Trust, MFS Variable Insurance Trust II, and MFS Variable Insurance Trust III (each a “Trust” and collectively, the “Trusts”)

Dear Mr. James Roth:

The purpose of this Letter Agreement is to confirm certain financial arrangements between MFS Fund Distributors, Inc. (“MFD”), the principal underwriter to the Trusts, and [Company] (the “Company”) in connection with Company’s investment in the Trusts and performance of the shareholder services described in Schedule A attached hereto. Effective May 1, 2018, MFD agrees to pay, or cause an affiliate to pay, a services fee to Company equal, on an annualized basis, to 0.25% of the net assets of the Trust attributable to variable life or variable annuity contracts (“Policies”) offered by Company. Notwithstanding the foregoing, no fee shall be due or payable on assets held in any money market portfolio. Such fee shall be paid quarterly (on a calendar year basis) in arrears. Such fee shall continue to be due and payable for so long as Company provides the services contemplated hereunder with respect to Policies under which amounts are allocated to the Trusts, provided, however, that no such fee shall be due and owing for any period subsequent to the termination of the Participation Agreement among the Trust(s), the Company and MFD dated May 1, 2018, as may be amended from time to time and provided, further, that this Letter Agreement may be terminated by MFD upon 30 days advance written notice. Upon any such termination before the end of any calendar quarter, such fees will be prorated according to the proportion that the period bears to the full quarter and will be payable upon the date of termination.

Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this letter signed where indicated below by an appropriate officer of Company and returning the executed duplicate to me.

Very truly yours,

MFS FUND DISTRIBUTORS, INC.

By: /s/ Michael S. Keenan	Mutual of America Life Insurance Company
Name: Michael S. Keenan	By: /s/ James J. Roth
Title: President	Name: James J. Roth
Title: Senior Executive Vice President and General Counsel

SCHEDULE A

Company will perform or caused to be performed the following services. MFD’s payment under the letter agreement does not constitute payment in any manner for investment advisory services or for costs of distribution of Policies or of shares of the Trust(s), and these payments are not otherwise related to investment advisory or distribution service or expenses. The amount of expense payments made pursuant to this letter agreement will not be deemed to be conclusive with respect to actual expenses or savings.

Services:

Maintain Books and Records

•	Record issuance of shares

•	Record transfers (via net purchase orders)

•	Reconcile and balance the separate account at the Trust level in the general ledger, at various banks and within systems’ interface

Communicate with the Trust(s)

•	Purchase Orders

•	Determine the net amount available for investment by the Trust(s)

•	Deposit receipts at the Trust’s custodian (generally by wire transfer)

•	Notify the custodian of the estimated amount required to pay dividends or distributions

•	Redemption Orders

•	Determine the net amount required for redemptions by the Trust(s)

•	Notify the custodian and Trust(s) of cash required to meet payments

•	Daily pricing

Process Distributions from the Trust(s)

•	Process ordinary dividends and capital gains

•	Reinvest the Trust’s distributions

Reports

•	Periodic information reporting to the Trust(s) and its Board

Proxy Solicitations

•	Assist with proxy solicitations, specifically with respect to soliciting voting instructions from owners of contracts under the Policies

Trust-related Contractowner Services

•	Financial representative’s advice to owners of contracts under the Policies with respect to Trust inquiries (not including advice about performance or related to sales)

•	Communicate information to owners of contracts under the Policies regarding Trust and subaccount performance

Due Diligence Support

•	Upon MFD’s written request, provide documentation required to complete periodic due diligence. Documentation may include (i) a completed due diligence questionnaire in a form prepared by MFD addressing control structure and performance of the services in accordance with the terms hereof; or (ii) a current independent accountant’s or auditor’s controls report (e.g., FICCA or SSAE16). Other related information shall be provided as MFD may reasonably request.